UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Increase in December 2025 of 0.1% Compared to 2024

GUADALAJARA, Mexico, Jan. 06, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for December 2025, compared with December 2024.

During December 2025, the 12 Mexican airports operated by GAP recorded a 4.2% increase in total passenger traffic compared to December 2024. The Guadalajara and Puerto Vallarta airports reported growth of 9.2% and 4.0%, respectively. In contrast, Tijuana and Los Cabos airports reported a decrease of 2.7% and 1.2%, respectively.

With respect to GAP’s airports in Jamaica, Montego Bay and Kingston recorded decreases of 43.8% and 2.9%, respectively, as a result of disruptions caused by Hurricane Melissa.

Domestic Terminal Passengers (in thousands):
Airport	Dec-24	Dec-25	% Change	Jan - Dec 24	Jan - Dec 25	% Change
Guadalajara	1,083.7	1,214.3	12.0%	11,939.5	12,727.9	6.6%
Tijuana*	714.6	716.6	0.3%	8,431.6	8,556.0	1.5%
Los Cabos	251.4	238.1	(5.3%)	2,830.4	2,841.6	0.4%
Puerto Vallarta	248.5	268.0	7.9%	2,841.9	3,123.4	9.9%
Montego Bay	0.1	0.0	(100.0%)	0.1	0.0	(61.3%)
Guanajuato	190.7	194.9	2.2%	2,116.6	2,241.5	5.9%
Hermosillo	190.7	179.6	(5.8%)	2,074.3	2,121.2	2.3%
Kingston	0.4	0.1	(87.7%)	2.9	1.2	(57.7%)
Morelia	65.4	76.6	17.1%	645.9	777.3	20.4%
La Paz	108.6	120.0	10.5%	1,191.9	1,300.0	9.1%
Mexicali	104.0	126.2	21.4%	1,026.9	1,264.5	23.1%
Aguascalientes	56.6	52.2	(7.9%)	636.1	649.6	2.1%
Los Mochis	57.8	65.2	12.8%	577.4	705.7	22.2%
Manzanillo	12.2	12.8	5.4%	128.3	134.7	5.0%
Total	3,084.7	3,264.5	5.8%	34,443.8	36,444.7	5.8%

International Terminal Passengers (in thousands):
Airport	Dec-24	Dec-25	% Change	Jan - Dec 24	Jan - Dec 25	% Change
Guadalajara	606.9	632.6	4.2%	5,909.1	5,968.7	1.0%
Tijuana*	422.3	389.4	(7.8%)	4,114.1	4,094.0	(0.5%)
Los Cabos	443.0	447.6	1.0%	4,657.7	4,688.3	0.7%
Puerto Vallarta	437.0	444.9	1.8%	3,961.6	3,824.3	(3.5%)
Montego Bay	467.4	262.6	(43.8%)	5,057.0	4,469.0	(11.6%)
Guanajuato	109.5	117.5	7.4%	1,052.4	1,059.9	0.7%
Hermosillo	6.9	8.7	27.3%	82.5	81.9	(0.8%)
Kingston	177.1	172.2	(2.7%)	1,774.3	1,840.0	3.7%
Morelia	66.6	84.0	26.1%	658.8	730.7	10.9%
La Paz	2.2	4.5	102.3%	14.1	37.6	166.5%
Mexicali	0.6	0.8	21.6%	7.3	7.6	4.6%
Aguascalientes	29.9	32.2	7.6%	325.7	334.5	2.7%
Los Mochis	0.6	0.5	(11.3%)	7.8	7.9	0.0%
Manzanillo	12.3	12.0	(2.7%)	90.1	96.5	7.1%
Total	2,782.3	2,609.6	(6.2%)	27,712.5	27,241.0	(1.7%)

Total Terminal Passengers (in thousands):
Airport	Dec-24	Dec-25	% Change	Jan - Dec 24	Jan - Dec 25	% Change
Guadalajara	1,690.6	1,846.9	9.2%	17,848.7	18,696.6	4.8%
Tijuana*	1,136.9	1,106.0	(2.7%)	12,545.8	12,650.0	0.8%
Los Cabos	694.4	685.7	(1.2%)	7,488.1	7,529.9	0.6%
Puerto Vallarta	685.5	712.9	4.0%	6,803.5	6,947.7	2.1%
Montego Bay	467.5	262.6	(43.8%)	5,057.1	4,469.1	(11.6%)
Guanajuato	300.1	312.4	4.1%	3,169.0	3,301.5	4.2%
Hermosillo	197.6	188.3	(4.7%)	2,156.7	2,203.1	2.1%
Kingston	177.5	172.3	(2.9%)	1,777.2	1,841.2	3.6%
Morelia	132.0	160.6	21.6%	1,304.6	1,508.1	15.6%
La Paz	110.8	124.5	12.4%	1,206.0	1,337.6	10.9%
Mexicali	104.6	127.0	21.4%	1,034.1	1,272.1	23.0%
Aguascalientes	86.5	84.3	(2.5%)	961.8	984.1	2.3%
Los Mochis	58.4	65.7	12.6%	585.2	713.6	21.9%
Manzanillo	24.5	24.8	1.3%	218.4	231.2	5.9%
Total	5,867.0	5,874.0	0.1%	62,156.3	63,685.7	2.5%

CBX users (in thousands):
Airport	Dec-24	Dec-25	% Change	Jan - Dec 24	Jan - Dec 25	% Change
Tijuana	414.3	383.1	(7.5%)	4,048.6	4,018.1	(0.8%)

Highlights for the month:

  Seats and load factors
  The seats available during December 2025 increased by 10.6%, compared to December 2024. The load factors for the month went from 85.5% in December 2024 to 77.4% in December 2025.
  New routes
    Guadalajara – Calgary: WestJet
    Guadalajara – Montreal: Air Transat
    Guadalajara – Seattle: Aeromexico
    Puerto Vallarta – Ottawa: Porter
    Puerto Vallarta – Hamilton: Porter
    Puerto Vallarta – Atlanta: Frontier
    Los Cabos – Panama City: Copa Airlines
    Los Cabos – Austin: Delta
    Los Cabos – Atlanta: Frontier
    Los Cabos – Las Vegas: Frontier
    Montego Bay – Quebec: WestJet
    Montego Bay – Toronto: Flair
    Montego Bay – Bogota: Wingo

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto Investor Relations and Social Responsibility Officer Gisela Murillo, Investor Relations	asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: January 6, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer